The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated August 24, 2011.

Preliminary Pricing Supplement No. T59
To the Underlying Supplement dated June 24, 2010,
Product Supplement No. T-I dated March 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 August 24, 2011

$ Digital-Plus Barrier Notes due March 5, 2013 Linked to the Performance of the S&P 500® Index and the Market Vectors Gold Miners ETF
Financial Products

General

  The securities are designed for investors who seek a return linked to the performance of the S&P 500® Index and the Market Vectors Gold Miners ETF. Investors should be willing to forgo interest and dividend payments and, if a Knock-In Event occurs, be willing to lose up to 100% of their investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.
  If a Knock-In Event does not occur, investors will benefit from the greater of (i) the Fixed Payment Percentage, which is expected to be 11.0% (to be determined on the Trade Date) and (ii) any appreciation of the Lowest Performing Underlying, with no cap on potential returns.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing March 5, 2013.†
  Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The securities are expected to price on or about August 30, 2011 (the “Trade Date”) and are expected to settle on or about September 2, 2011. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
	Underlying	Ticker	Initial Level*	Knock-In Level
	S&P 500® Index (“SPX”)	SPX
	Market Vectors Gold Miners ETF (“GDX”)	GDX UP
Fixed Payment Percentage:	Expected to be 11.0% (to be determined on the Trade Date).
Redemption Amount:

You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return of the Lowest Performing Underlying, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return is expressed as a percentage and is calculated as follows:

  If a Knock-In Event has not occurred in respect of such Underlying, the Underlying Return for such Underlying will equal the greater of (i) the Fixed Payment Percentage and (ii) an amount calculated as follows:

Final Level – Initial Level Initial Level
If a Knock-In Event has occurred in respect of such Underlying, the Underlying Return for such Underlying will equal:
Final Level – Initial Level Initial Level
If a Knock-In Event occurs, the Underlying Return will be negative, you will receive less than the principal amount of your securities at maturity and you could lose your entire investment.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Knock-In Event:	A Knock-In Event occurs if the Final Level of either Underlying is equal to or less than its Knock-In Level.
Knock-In Level:	For each Underlying, expected to be approximately 60% of its Initial Level (to be determined on the Trade Date).
Initial Level:*	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:†	February 28, 2013
Maturity Date:†	March 5, 2013
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TDT5

* In the event that the closing level for either Underlying is not available on the Trade Date, the Initial Level for such Underlying will be determined on the immediately following trading day on which a closing level is available.

† The Valuation Date is subject to postponement if such date is not an underlying business day for either Underlying or as a result of a market disruption event in respect of either Underlying and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-2 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between $0.00 and $2.50 per $1,000 principal amount of securities. In addition, an affiliate of ours may pay referral fees of up to $5.50 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

August  , 2011

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated June 24, 2010, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Underlying supplement dated June 24, 2010:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746910006110/a2199225z424b2.htm

  Product supplement No. T-I dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003145/a2191797z424b2.htm

  Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity per $1,000 principal amount of securities for a hypothetical range of Underlying Returns for the Lowest Performing Underlying from –100% to +100%. The table and the examples below assume that (i) the Fixed Payment Percentage is 11.0%, (ii) the Knock-In Level for each Underlying is 60% of the Initial Level for such Underlying and (iii) that the Initial Level is 1120 for SPX and $63 for GDX. The actual Fixed Payment Percentage, Knock-In Levels and Initial Levels will be determined on the Trade Date. The hypothetical Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Level of the Lowest Performing Underlying determined on the Valuation Date and on whether a Knock-In Event occurs. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the Final Level of the Lowest Performing Underlying will have decreased in comparison to its Initial Level. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

TABLE: Hypothetical total payments on the securities at maturity.

Principal Amount of Securities	Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount of Securities
$1,000	100.00%	100.00%	$2,000
$1,000	90.00%	90.00%	$1,900
$1,000	80.00%	80.00%	$1,800
$1,000	70.00%	70.00%	$1,700
$1,000	60.00%	60.00%	$1,600
$1,000	50.00%	50.00%	$1,500
$1,000	40.00%	40.00%	$1,400
$1,000	30.00%	30.00%	$1,300
$1,000	20.00%	20.00%	$1,200
$1,000	11.00%	11.00%	$1,110
$1,000	10.00%	11.00%	$1,110
$1,000	5.00%	11.00%	$1,110
$1,000	0.00%	11.00%	$1,110
$1,000	–10.00%	11.00%	$1,110
$1,000	–20.00%	11.00%	$1,110
$1,000	–30.00%	11.00%	$1,110
$1,000	–39.99%	11.00%	$1,110
$1,000	–40.00%	–40.00%	$600
$1,000	–50.00%	–50.00%	$500
$1,000	–60.00%	–60.00%	$400
$1,000	–70.00%	–70.00%	$300
$1,000	–80.00%	–80.00%	$200
$1,000	–90.00%	–90.00%	$100
$1,000	–100.00%	–100.00%	$0

The following examples illustrate how the Redemption Amount is calculated.

Example 1:

Underlying	Initial Level	Final Level
SPX	1120	1344.00 (120% of Initial Level)
GDX	$63	$81.90 (130% of Initial Level)

Since the Final Level of each Underlying is not less than or equal to its Knock-In Level, a Knock-In Event does not occur. SPX is the Lowest Performing Underlying because it is the Underlying with the lowest Underlying Return. Therefore, the Underlying Return of the Lowest Performing Underlying and the Redemption Amount are determined as follows:

Underlying Return of the Lowest Performing Underlying	=	the greater of (i) the Fixed Payment Percentage and (ii) (Final Level - Initial Level) / Initial Level
	=	the greater of (i) the Fixed Payment Percentage and (ii) (1344 – 1120) / 1120
	=	the greater of (i) 11.00% and (ii) 20.00%
	=	20.00%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × 1.20
	=	$1,200

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,200 per $1,000 principal amount of securities based on a return linked to the appreciation in the level of the Lowest Performing Underlying.

Example 2:

Underlying	Initial Level	Final Level
SPX	1120	1344.00 (120% of Initial Level)
GDX	$63	$59.85 (95% of Initial Level)

Since the Final Level of each Underlying is not less than or equal to its Knock-In Level, a Knock-In Event does not occur. GDX is the Lowest Performing Underlying because it is the Underlying with the lowest Underlying Return. Therefore, the Underlying Return of the Lowest Performing Underlying and the Redemption Amount are determined as follows:

Underlying Return of the Lowest Performing Underlying	=	the greater of (i) the Fixed Payment Percentage and (ii) (Final Level - Initial Level) / Initial Level
	=	the greater of (i) the Fixed Payment Percentage and (ii) ($59.85 – $63) / $63
	=	the greater of (i) 11.00% and (ii) -5.00%
	=	11.00%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × 1.110
	=	$1,110

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,110 per $1,000 principal amount of securities based on the Fixed Payment Percentage.

Example 3:

Underlying	Initial Level	Final Level
SPX	1120	784.00 (70% of Initial Level)
GDX	$63	$37.80 (60% of Initial Level)

Since the Final Level of GDX is equal to its Knock-In Level, a Knock-In Event occurs. GDX is the Lowest Performing Underlying because it is the Underlying with the lowest Underlying Return. Therefore, the Underlying Return of the Lowest Performing Underlying and the Redemption Amount are determined as follows:

Underlying Return of the Lowest Performing Underlying	=	(Final Level - Initial Level) / Initial Level
	=	($37.80 - $63) / $63 = –40.00%
Redemption Amount	=	$1,000 × (1 + Underlying Return of the Lowest Performing Underlying)
	=	$1,000 × (1 - 0.400)
	=	$600

In this example, the Underlying Return of the Lowest Performing Underlying is equal to –40.00% and at maturity you would be entitled to receive a Redemption Amount equal to $600 per $1,000 principal amount of securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

  YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the securities, or you may receive nothing. If the Final Level of either Underlying is less than or equal to its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities, and you will lose your entire investment if the Final Level of the Lowest Performing Underlying falls to zero. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level. Any payment on the securities is subject to our ability to pay our obligations as they become due.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlyings, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the securities and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

  YOUR RETURN WILL BE BASED ON THE INDIVIDUAL PERFORMANCE OF THE LOWEST PERFORMING UNDERLYING — Your return will be based on the individual performance of the Lowest Performing Underlying. If a Knock-In Event occurs, your return will be negative even if the Knock-In Event occurs with respect to only one Underlying.

  THE RETURN ON THE SECURITIES WILL BE AFFECTED BY THE KNOCK-IN LEVEL FOR EACH UNDERLYING AND THE OCCURRENCE OF A KNOCK-IN EVENT — The return on the securities will be affected by the Knock-In Level for each Underlying and whether a Knock-In Event occurs. If the Final Level of the Lowest Performing Underlying is equal to or less than its Knock-In Level, a Knock-In Event will have occurred and you will receive substantially less than your principal amount at maturity.

  THE SECURITIES DO NOT PAY INTEREST — We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the appreciation or depreciation of the Underlyings. Because the Redemption Amount due at maturity may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

  SINCE THE SECURITIES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVEL OF EACH UNDERLYING — Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of securities linked to the lowest performing of two Underlyings, the individual performance of each Underlying is not combined to calculate your return and the depreciation of either Underlying is not mitigated by the appreciation of the other Underlying.

Instead, the Redemption Amount payable at maturity depends on the lowest performing of the two Underlyings to which the securities are linked.

  THERE ARE RISKS ASSOCIATED WITH THE MARKET VECTORS GOLD MINERS ETF — Although shares of the Market Vectors Gold Miners ETF are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Market Vectors Gold Miners ETF or that there will be liquidity in the trading market. The Market Vectors Gold Miners ETF is subject to management risk, which is the risk that its investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Market Vectors Gold Miners ETF’s investment strategy or otherwise, its investment advisor may add, delete or substitute the assets held by the Market Vectors Gold Miners ETF. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the securities. For additional information about the Market Vectors Gold Miners ETF, see information set forth under “The Reference Funds—The Market Vectors Gold Miners ETF” in the accompanying underlying supplement.

  THE PERFORMANCE OF THE MARKET VECTORS GOLD MINERS ETF MAY NOT CORRELATE TO THE PERFORMANCE OF THE MARKET VECTORS GOLD MINERS ETF’S TRACKED INDEX — The Market Vectors Gold Miners ETF will generally invest in all of the equity securities included in the index tracked by the Market Vectors Gold Miners ETF (the “Tracked Index”). There may, however, be instances where the Market Vectors Gold Miners ETF’s investment advisor may choose to overweight a stock in s the Market Vectors Gold Miners ETF’s Tracked Index, purchase securities not included in the Market Vectors Gold Miners ETF’s Tracked Index that the investment advisor believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques in seeking to track accurately the Tracked Index. In addition, the performance of the Market Vectors Gold Miners ETF will reflect additional transaction costs and fees that are not included in the calculation of the Market Vectors Gold Miners ETF’s Tracked Index. Also, corporate actions with respect to the equity securities included in the Tracked Index (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and its Tracked Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For all of the foregoing reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of its Tracked Index.

  RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN THE GOLD AND SILVER MINING INDUSTRY — The stocks comprising the NYSE Arca Gold Miners Index and that are generally tracked by the Market Vectors Gold Miners ETF are stocks of companies primarily engaged in the mining of gold or silver. The shares of the Market Vectors Gold Miners ETF may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the Market Vectors Gold Miners ETF primarily invests in stocks and ADRs of companies that are involved in the gold mining industry, and to a lesser extent the silver mining industry, the shares of the Market Vectors Gold Miners ETF are subject to certain risks associated with such companies.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the securities will not reflect the return you would realize if you actually owned shares of the Market Vectors Gold Miners ETF or the equity securities that comprise the Underlyings. The return on your investment, which is based on the percentage change in the Underlyings, is not the same as the total return based on the purchase of shares of the Market Vectors Gold Miners ETF or the equity securities that comprise the Underlyings.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Market Vectors Gold Miners ETF or the equity securities that comprise the Underlyings.

  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the shares of the Market Vectors Gold Miners ETF. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Market Vectors Gold Miners ETF. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. For additional information, see “Description of the Securities—Adjustments—For reference funds” in the accompanying product supplement.

  LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Underlyings on any trading day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    the expected volatility of the Underlyings;

    the time to maturity of the securities;

    the dividend rate on the equity securities comprising the Underlyings;

    interest and yield rates in the market generally;

    global gold and silver supply and demand, which is influenced by such factors as forward selling by gold and silver producers, purchases made by gold and silver producers to unwind gold and silver hedge positions, central bank purchases and sales of gold, and production and cost levels in major gold-producing countries and in major silver-producing countries;

    investors’ expectations with respect to the rate of inflation;

    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlyings or markets generally and which may affect the levels of the Underlyings; and

    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index based on the closing level of the S&P 500® Index from January 1, 2006 through August 22, 2011 and the historical performance of the Market Vectors Gold Miners ETF based on the closing level of one share of such Underlying from May 22, 2006 through August 22, 2011. The closing level of the S&P 500® Index on August 22, 2011 was 1123.82. The closing level of one share of the Market Vectors Gold Miners ETF on August 22, 2011 was $63.70. We obtained the closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the securities. The Final Levels of either of the Underlyings may decrease from their Initial Levels so that a Knock-In Event occurs and at maturity you will be entitled to receive a Redemption Amount equal to less than the principal amount of the securities. Any payment on the securities is subject to our ability to pay our obligations as they become due. We cannot give you any assurance that the Final Level of each Underlying will remain above its Knock-In Level. If the Final Level of either Underlying is less than or equal to its Knock-In Level, then you will lose money on your investment.

For additional information about the S&P 500® Index, see the information set forth under “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement, and for additional information on the Market Vectors Gold Miners ETF, see “The Reference Funds—The Market Vectors Gold Miners ETF” in the accompanying underlying supplement.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  a financial institution,

  a mutual fund,

  a tax-exempt organization,

  a grantor trust,

  certain U.S. expatriates,

  an insurance company,

  a dealer or trader in securities or foreign currencies,

  a person (including traders in securities) using a mark-to-market method of accounting,

  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlyings that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments (one of the requirements of which is that the instruments have a term of more than one year), you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us (and subject to the discussion below under “Constructive Ownership Transaction Rules”), a U.S. Holder should recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security (and subject to the discussion below under “Constructive Ownership Transaction Rules”), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Legislation Affecting Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding and reporting regime will apply to payments made after December 31, 2012. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2012 may be subject to 30% withholding.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the IRS is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all the economic return" with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the reference underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the reference underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the

Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS. Where the securities reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security. Where the securities reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend. If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders with an interest in any “specified foreign financial asset” to file a report with the IRS with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report. Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive varying underwriting discounts and commissions of between $0.00 and $2.50 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

In addition, Credit Suisse International, an affiliate of Credit Suisse, may pay referral fees of up to $5.50 per $1,000 principal amount of securities in connection with the distribution of the securities. An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker dealers in connection with the costs of implementing systems to support these securities.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse